Exhibit 99.10

VALENS GROWORKS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2019

EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

TABLE OF CONTENTS

Independent auditors report	1-2

Consolidated statements of financial position	3

Consolidated statements of loss and comprehensive loss	4

Consolidated statements of changes in shareholders’ equity	5

Consolidated statements of cash flows	6

Notes to the consolidated financial statements	7-32

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Valens GroWorks Corp.

Opinion

We have audited the accompanying consolidated financial statements of Valens GroWorks Corp. (the “Company”), which comprise the consolidated statements of financial position as at November 30, 2019 and 2018, and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2019 and 2018, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor's report includes Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Page | 1

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Glenn Parchomchuk.

“DAVIDSON & COMPANY LLP”

Vancouver,Canada	Chartered Professional Accountants

February 24, 2020

Page | 2

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Consolidated Statements of Financial Position
(Expressed in Thousands of Canadian Dollars)

As at November 30

		2019	2018
	Notes	$	$
ASSETS
Current
Cash		49,888	1,726
Short-term investments	5	8,813	23,506
Receivables	6,13	35,080	1,751
Prepaid expenses and other current assets	7	8,359	1,086
Promissory note receivable	8	-	1,007
Inventory	9	7,171	507
		109,311	29,583
Asset classified as held for sale	10,12	-	2,636
		109,311	32,219
Property, plant and equipment	11,13	26,374	7,189
Intangible assets	12,15	14,943	14,266
Goodwill	15	4,123	-
TOTAL ASSETS		154,751	53,674

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	10,13,15	14,855	961
Income taxes payable		6,280	-
		21,135	961
Deferred tax liability	16	882	-
		22,017	961
Shareholders’ equity
Share capital	14	153,826	65,049
Reserves	14	12,590	12,770
Obligation to issue shares	14	2,375	4,415
Deficit		(36,057)	(29,521)
		132,734	52,713
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		154,751	53,674

Commitments and contingencies (Note 20)
Subsequent events (Note 22)

Approved on behalf of the Board on February 24, 2020:

Signed	Signed

”Tyler Robson”	”Nitin Kaushal”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

Page | 3

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Thousands of Canadian Dollars Except Share Amounts)
For the years ended November 30

		2019	2018
	Notes	$	$
Revenue		58,106	52
Cost of sales	9,11	16,755	32
Gross profit		41,351	20
Operating expenses
Advertising and promotion		2,877	1,114
Depreciation and amortization	11,12	4,828	1,010
Facility costs		585	385
Foreign exchange loss (gain)		2	(73)
General and administrative		613	299
Insurance		504	71
Management and consulting fees	13,14	2,597	2,719
Professional fees		1,731	593
Research, extraction and lab supplies		2,183	474
Share-based payments	13,14	12,550	5,456
Travel and business development		629	375
Wages and salaries	13	3,998	1,364
		33,097	13,787
		8,254	(13,767)
Accretion	8	-	(15)
Contract termination cost	14,15	(5,945)	-
Impairment of asset held for sale	10	(3,194)	-
Interest income	8	1,003	328
Loss on promissory note receivable		-	(2,214)
Other income (loss)		(48)	(243)
Unrealized gain on finder’s fee payable	10,15	245	-
Unrealized loss on short-term investments	5	(576)	-
		(8,515)	(2,144)
Loss before income taxes		(261)	(15,911)
Provision for (recovery of) income taxes
Current		6,280	1
Deferred		(5)	-
	16	6,275	1
Loss and comprehensive loss for the year		(6,536)	(15,912)
Basic and diluted loss per common share		(0.06)	(0.22)
Weighted average number of common shares outstanding
Basic and diluted		111,562,370	73,175,042

The accompanying notes are an integral part of these consolidated financial statements

Page | 4

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Thousands of Canadian Dollars Except Share Amounts)
For the years ended November 30

	Share Capital
	Number	Amount	Reserves	Obligation to issue shares	Subscriptions receivable	Deficit	Total
		$	$	$	$	$	$
Balance, November 30, 2017	61,467,309	17,935	2,865	38	(21)	(13,609)	7,208
Shares issued for exercise of warrants	735,405	921	-	-	-	-	921
Shares issued for exercise of options	2,086,538	3,756	(1,831)	-	-	-	1,925
Shares issued through private placement	10,134,350	13,673	-	-	-	-	13,673
Units issued through bought deal financing	13,951,490	22,578	4,726	-	-	-	27,304
Share issuance costs	70,565	(3,724)	894	-	-	-	(2,830)
Shares issued for SoRSE agreement (Note 12)	4,300,000	9,288	1,958	-	-	-	11,246
Share-based payments	468,000	622	4,158	4,377	-	-	9,157
Prior year subscriptions received	-	-	-	-	21	-	21
Loss for the year	-	-	-	-	-	(15,912)	(15,912)
Balance, November 30, 2018	93,213,657	65,049	12,770	4,415	-	(29,521)	52,713
Shares issued for exercise of warrants	9,037,252	28,947	(6,345)	-	-	-	22,602
Shares issued for exercise of options	1,913,439	4,221	(3,077)	-	-	-	1,144
Units issued through bought deal financing	14,618,644	43,125	-	-	-	-	43,125
Unit issuance costs	-	(4,539)	1,666	-	-	-	(2,873)
Shares issued for acquisition of Southern Cliff Brands Inc. (Note 15)	1,208,104	3,524	-	-	-	-	3,524
Share-based payments	1,713,000	3,089	7,576	2,425	-	-	13,090
Shares issued for settlement of consulting agreement	3,800,000	10,410	-	(4,465)	-	-	5,945
Loss for the year	-	-	-	-	-	(6,536)	(6,536)
Balance, November 30, 2019	125,504,096	153,826	12,590	2,375	-	(36,057)	132,734

The accompanying notes are an integral part of these consolidated financial statements

Page | 5

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)
Consolidated Statements of Cash Flows
(Expressed in Thousands of Canadian Dollars)
For the years ended November 30

	2019	2018
	$	$
OPERATING ACTIVITIES
Loss for the year	(6,536)	(15,912)
Adjustment for non-cash items:
Depreciation and amortization	5,890	1,010
Share-based payments	12,550	5,456
Recovery of deferred income taxes	(5)	-
Interest on promissory note receivable	(51)	(236)
Accretion on promissory note receivable	-	15
Interest expense	-	17
Consulting fees	540	681
Foreign exchange	-	(80)
Loss on promissory note receivable	-	2,214
Loss on disposal of assets	50	5
Impairment of asset held for sale	3,194	-
Contract termination cost	5,945	-
Unrealized loss on short-term investments	576	-
Unrealized gain on finder’s fee payable	(245)	-
Other (income) loss	-	235
Working capital adjustments:
Receivables	(33,992)	(815)
Prepaid expenses and other current assets	(7,258)	(642)
Inventory	(6,416)	(507)
Accounts payable and accrued liabilities	11,839	(146)
Income taxes payable	6,280	-
	(7,639)	(8,705)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(20,231)	(5,677)
Acquisition of intangible assets	(9)	-
Redemption (purchase) of short-term investments	15,006	(23,506)
Net cash on business acquisition	(4,021)	-
Deposit on sale of intangible asset	-	200
Interest received on promissory note	58	-
Repayment (issuance) of promissory note	1,000	(1,000)
	(8,197)	(29,983)
FINANCING ACTIVITIES
Proceeds from bought deal, net of share issue costs	40,252	25,384
Proceeds from exercise of warrants	22,602	921
Proceeds from exercise of stock options	1,144	1,925
Repayment of promissory notes payable	-	(878)
Proceeds from private placement, net of share issue costs	-	12,763
Settlement of subscription receivable	-	8
	63,998	40,123
CHANGE IN CASH	48,162	1,435
Cash, beginning of year	1,726	291
Cash, end of year	49,888	1,726

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of these consolidated financial statements

Page | 6

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)
Notes to the Consolidated Financial Statements
(All amounts in thousands of Canadian Dollars Except Share Amounts)
For the year ended November 30, 2019

1.	DESCRIPTION OF BUSINESS

Valens GroWorks Corp. (the “Company” or “the Valens Company”) was incorporated under the laws of British Columbia on January 14, 1981. The Company operates in the cannabis industry and is focused on delivering a diverse suite of extraction methodologies, next generation cannibinoid delivery formats and analytical testing. The Company’s common shares trade under the trading symbol “VLNS” on the TSX Venture Exchange (“TSX-V”) as a Tier 1 life science issuer and under the trading symbol “VLNCF” on the OTC Markets.

The address of the Company’s registered and records office and head office address is 230 Carion Road, Kelowna, BC V4V 2K5.

Valens Agritech Ltd. (“VAL”), a subsidiary company, was granted its Licensed Producer (“LP”) license to cultivate and produce oil under the Access to Cannabis for Medical Purposes Regulations and subsequently, a standard processing and standard cultivation license under the Cannabis Act. This license was subsequently amended by Health Canada to permit sales directly to Provinces and territories. VAL also holds an analytical testing license from Health Canada.

On April 5, 2017, the Company acquired Supra THC Services Inc. (“Supra”) (Note 12). Supra was incorporated under the Business Corporations Act of the Province of British Columbia on December 10, 2015. Supra held an analytical testing license from Health Canada which allowed Supra to process and produce extract from cannabis and related active ingredients for scientific purposes. On October 23, 2018, the Company entered into an agreement to sell Supra to Rotogro International Limited (“Rotogro”). During the year ended November 30, 2019, the Company was advised by Rotogro that they would be unable to close the transaction (Note 10) and the Company subsequently requested the Supra analytical testing license be cancelled by Health Canada.

On July 19, 2018, Valens Farms Ltd. (“Farms”) was incorporated under the laws of British Columbia to hold the interest in the cannabis production facility with Kosha Projects Inc. (“Kosha”). Subsequent to the year ended November 30, 2019, the Company terminated its investment in the facility with Kosha (Note 22).

On October 18, 2018, Valens Labs Ltd. (“Labs”) was incorporated under the laws of British Columbia to transfer the assets and operations of Supra upon the closing of the Rotogro transaction.

On November 8, 2019, the Company acquired 100% of the shares of Southern Cliff Brands Inc. (d/b/a Pommies Cider Co.) (“Pommies”). Pommies was an Ontario based manufacturer and distributer of alcoholic beverages within the cider industry. Products were sold through the Liquor Control Board of Ontario. Pommies is also a mature cannabis micro- processing license applicant.

2.	BASIS OF PREPARATION Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements of the Company for the year ended November 30, 2019 were authorized for issue by the Board of Directors on February 24, 2020.

Basis of preparation

These consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information, and on a historical cost basis except for certain financial assets and liabilities measured at fair value. All figures are presented in thousands of Canadian dollars unless otherwise noted.

Page | 7

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)
Notes to the Consolidated Financial Statements
(All amounts in thousands of Canadian Dollars Except Share Amounts)
For the year ended November 30, 2019

2.	BASIS OF PREPARATION-continued Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Critical accounting estimates and judgements

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	The inputs used in calculating the fair value for share-based compensation expense included in profit or loss.

ii.	The valuation of shares and other equity instruments issued in non-cash transactions. Generally, the valuation of non-cash transactions is based on the value of the goods or services received. When non-cash transactions are entered into with employees and those providing similar services, the non-cash transactions are measured at the fair value of the consideration given up using market prices.

iii.	Amortization of property, plant and equipment and intangible assets are dependent upon the estimated useful lives, which are determined through the exercise of judgement. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

iv.	Judgement is used in determining whether an acquisition is a business combination or an asset acquisition. Judgement is also required to assess whether the amounts paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Judgment is also required to assess whether contingent consideration should be classified as equity or a liability. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

a)	New IFRS Standards that are effective for the current year:

(i)	IFRS 9, Financial Instruments (“IFRS 9”)

The Company adopted IFRS 9 retroactively and determined that there is no change to the comparative period or transitional adjustments required as a result of adoption.

IFRS 9 was issued by the IASB to replace IAS 39 and is effective for years commencing on or after January 1, 2018. IFRS 9 uses a single approach to determine if a financial asset is classified and measured at fair value or amortized cost. Financial assets under IFRS 9 are initially measured at fair value and are subsequently measured at either amortized cost, fair value through other comprehensive income or fair value through profit or loss.

Page | 8

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)
Notes to the Consolidated Financial Statements
(All amounts in thousands of Canadian Dollars Except Share Amounts)
For the year ended November 30, 2019

3.	ADOPTION OF NEW ACCOUNTING STANDARDS-continued

Amortized Cost

Financial assets classified and measured at amortized cost are those assets that are held with the objective to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest. Financial assets classified at amortized cost are measured using the effective interest method.

Fair Value Through Other Comprehensive Income (“FVTOCI”)

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest.

Fair Value Through Profit and Loss (“FVTPL”)

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not solely payments of principal and interest or are not held with the objective to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

Classification and measurement of financial liabilities

Accounting for financial liabilities remains largely the same under IFRS 9 and subsequently the Company’s liabilities were not significantly impacted by the adoption.

Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Company designates a financial liability at fair value through profit and loss. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

Impairment of financial assets at amortized cost

An expected credit loss impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been reversed.

Derecognition – Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of loss and comprehensive loss.

The following table summarizes the Company’s financial instruments under IAS 39 and IFRS 9:

	IAS 39 Classification	IFRS 9 Classification
Cash	FVTPL	FVTPL
Short-term investments	FVTPL	FVTPL
Receivables	Loans and receivables	Amortized cost
Restricted short-term investments	N/A	FVTPL
Promissory note receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Finder’s fee payable	N/A	FVTPL

Page | 9

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)
Notes to the Consolidated Financial Statements
(All amounts in thousands of Canadian Dollars Except Share Amounts)
For the year ended November 30, 2019

3.	ADOPTION OF NEW ACCOUNTING STANDARDS-continued

The adoption of IFRS 9 did not have a material impact to the Company’s classification and measurement of financial assets and liabilities.

(ii)	IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 was issued by the IASB to provide guidance on how and when revenue should be recognized based on a five- step model, which is applied to all contracts with customers and is effective for years beginning on or after January 1, 2018.

The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative period or transitional adjustments required as a result of the adoption. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

1.	Identifying the contract with the customer;
2.	Identifying the performance obligation(s) in the contract;
3.	Determining the transaction price;
4.	Allocating the transaction price to the performance obligation(s) in the contract; and
5.	Recognizing revenue when or as the Company satisfies the performance obligation(s).

Revenue from the sale of cannabis biomass and oil is recognized at a point in time when the Company has satisfied the performance obligations under the customer contracts. Revenue from toll processing and white label manufacturing, under fee for service agreements, is recognized over time under the customer contracts.

The pattern and timing of revenue recognition under the new standard is consistent with prior year practice. There were no adjustments recognized on the adoption of IFRS 15 in the year ended November 30, 2019.

b)	New IFRS Standards in issue but not yet effective:

IFRS 16, Leases (“IFRS 16”)

IFRS 16 was issued by the IASB to bring most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Under IFRS 16, a lessee recognizes a right-of- use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease terms, discounted at the rate implicit in the lease or an entity’s incremental borrowing rate if the implicit rate cannot be readily determined. Lessees are permitted to make an election for leases with a term of 12 months or less, or where the underlying asset is of low value and not recognize assets and lease liabilities. The expense associated with these leases can be recognized on a straight-line basis over the lease term or on another systematic basis. A lessee will apply IFRS 16 to its leases either retrospectively to each reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

IFRS 16 is effective for the Company for its year beginning December 1, 2019 with early adoption permitted. The Company has assessed the impact of this new standard on its financial position and financial performance and has determined that there will be no right-of-use asset or lease liability to be recorded upon adoption on December 1, 2019.

The Company entered into various lease agreements for production space and equipment effective December 10, 2019 to December 31, 2029 (Note 20). Management estimated the right-of-use asset and lease liability of $285 on December 10, 2019, and right-of-use asset of $2,588 and lease liability of $2,565 on January 1, 2020, with respect to these leases.

Page | 10

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)
Notes to the Consolidated Financial Statements
(All amounts in thousands of Canadian Dollars Except Share Amounts)
For the year ended November 30, 2019

4.	SIGNIFICANT ACCOUNTING POLICIES Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, VAL, Supra, Farms, Labs, Pommies and Straight Fire Consulting LLC. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

All intra-company transactions, balances, income and expenses were eliminated in full on consolidation.

Functional and presentation currency

The functional currency of the Company (and its subsidiaries) is the Canadian dollar as this is the principal currency of the economic environment in which it operates. The Canadian dollar is also the Company’s presentation currency. Transactions in foreign currencies are initially recorded in the Company’s functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange at the end of each reporting period. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when fair value is determined.

All gains and losses on translation of these foreign currency transactions are included in profit or loss.

Cash and cash equivalents

Cash and cash equivalents is comprised of deposits with banks and highly liquid investments that are readily convertible into known amounts of cash with original maturities of three months or less, and are stated at fair value.

Short-term investments

Short-term investments are comprised of liquid investments with maturities between three and twelve months. Short- term investments are initially recognized at fair value and subsequently adjusted to fair value through profit or loss.

Inventory

Inventory is valued at the lower of cost and net realizable value. Cost of cannabis and hemp biomass is comprised of initial third-party acquisition costs, plus analytical testing costs. Costs of extracted cannabis and hemp oil inventory are comprised of initial acquisition cost of the biomass and all direct and indirect processing costs including labour related costs, consumables, materials, packaging supplies, utilities, facility costs, analytical testing costs, and production related depreciation. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale. Packaging and supplies are initially valued at cost and subsequently at the lower of cost and net realizable value.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Page | 11

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)
Notes to the Consolidated Financial Statements
(All amounts in thousands of Canadian Dollars Except Share Amounts)
For the year ended November 30, 2019

4.	SIGNIFICANT ACCOUNTING POLICIES-continued

The depreciation rates applicable to each category of property, plant and equipment are as follows:

Building	15 - 50 years straight-line
Computer equipment and software	20% - 100% declining balance
Office furniture and equipment	20% - 50% declining balance
Lab equipment	20% declining balance
Leasehold improvements	7 years straight-line

The estimated useful lives, residual values and depreciation methods are reviewed at the end of each reporting year, with the effect of any changes in estimates accounted for on a prospective basis. The determination of appropriate useful lives and residual values are based on management’s judgement; therefore, the resulting depreciation is subject to estimation uncertainty.

Items of equipment are derecognized upon disposal or when no future economic benefits are expected to arise from their continued use. Any gain or loss arising from disposal or retirement is determined as the difference between the consideration received and the carrying amount of the asset and is recognized in profit or loss.

Finite-lived and indefinite-lived intangible assets

Finite-lived intangible assets are recognized and measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets with finite useful lives are amortized using the straight-line method over the useful life of the asset. The Company conducts an annual assessment of the residual balances, useful lives and amortization methods being used for intangible assets and any changes arising from the assessment are applied by the Company prospectively. The Health Canada analytical testing license is amortized on a straight-line basis over the useful life of the facility or lease term and the SoRSE manufacturing and sales license is amortized on a straight-line basis over the term of the license agreement. The acquired Pommies customer relationships is amortized on a straight-line basis over two years and the mature Health Canada micro-processing license application is amortized on a straight-line basis over one year once the license is granted and facility is operational.

Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses and are comprised of the Pommies brand and website development costs. Indefinite life intangible assets are not amortized but are tested for impairment annually and when there is an indication of impairment.

Impairment of non-financial assets

At the end of each reporting period, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Page | 12

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)
Notes to the Consolidated Financial Statements
(All amounts in thousands of Canadian Dollars Except Share Amounts)
For the year ended November 30, 2019

4.	SIGNIFICANT ACCOUNTING POLICIES-continued Goodwill

Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Currently, the Company has three reportable segments, the cannabis operations, analytical testing and corporate. The Company has determined that the goodwill associated with the acquisition of Pommies belongs to the cannabis operations segment as this is the segment that holds the acquired entities and the lowest level at which management monitors goodwill.

Goodwill is measured at historical cost and is evaluated for impairment annually in the fourth quarter or more often if events or circumstances indicate there may be an impairment. CGUs have been grouped for purposes of impairment testing. Impairment is determined for goodwill by assessing if the carrying value of the CGUs which comprise the CGU segment, including goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of the CGUs are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGUs. Any goodwill impairment is recorded in income in the reporting year in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

Lease assets

The Company leases some items of property, plant and equipment. A lease of property, plant and equipment is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership to the Company. A lease of property, plant and equipment is classified as an operating lease whenever the terms of the lease do not transfer substantially all of the risks and rewards of ownership to the lessee. Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which the economic benefits are consumed.

Assets held for sale

Assets and liabilities held for disposal are no longer depreciated and are presented separately in the consolidated statements of financial position at the lower of their carrying amount and the fair value less costs to sell. An asset is regarded as held for sale if its carrying amount will be recovered principally through a sale transaction, rather than through continuing use. For this to be the case, the asset must be available for immediate sale and its sale must be highly probable.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. An amount equivalent to the discounted provision is capitalized within tangible fixed assets and is depreciated over the useful lives of the related assets. The increase in the provision due to passage of time is recognized as interest expense.

Cost of sales

Cost of sales represents costs directly related to manufacturing and distribution of the Company’s products and services. Primary costs include raw materials, packaging, direct labour, overhead, shipping and the depreciation of production equipment and facilities. Manufacturing overhead and related expenses include salaries, wages, employee benefits, utilities, maintenance and property taxes. The Company recognizes the cost of sales as the associated revenue is recognized.

Page | 13

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)
Notes to the Consolidated Financial Statements
(All amounts in thousands of Canadian Dollars Except Share Amounts)
For the year ended November 30, 2019

4.	SIGNIFICANT ACCOUNTING POLICIES-continued Unit financing

In a unit financing where the Company issues common shares with an attached warrant, the warrants issued to investors and any warrants issued to brokers are accounted for as follows:

The fair value of investor warrants is measured based on the unit price paid by the investor compared to the fair value of the common shares on the issuance date. If the unit price is greater than the common share price, the excess is considered the fair value of the investor warrant. If the unit price is less than the common share price, no fair value is assigned to the warrant. The fair value of the common shares is recognized in share capital and the fair value of the investor warrants is recognized in reserves.

The fair value of broker warrants is measured and recognized on the date of grant, using the Black-Scholes option pricing model. The fair value is recognized as a share issuance cost with a corresponding increase in reserves.

Share-based compensation

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of the options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. The fair value is recognized as an expense with a corresponding increase in reserves. When stock options are exercised, share capital is credited by the sum of the consideration paid and the related portion of share-based compensation previously recorded in reserves. Consideration paid for the shares on the exercise of stock options is credited to share capital.

Share-based compensation arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity settled share-based payment transactions and measured at the fair value of goods or services received. If the fair value of the goods or services received cannot be estimated reliably, the share- based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

When the Company enters into a commitment to issue shares, the consideration is recorded as an obligation to issue shares when goods are received and services rendered, and reclassified to share capital when shares are issued.

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is calculated by providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Page | 14

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)
Notes to the Consolidated Financial Statements
(All amounts in thousands of Canadian Dollars Except Share Amounts)
For the year ended November 30, 2019

4.	SIGNIFICANT ACCOUNTING POLICIES-continued

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Income (loss) per share

The Company presents basic earnings (loss) per share data for its common shares, calculated by dividing the net income (loss) available to common shareholders of the Company by the weighted average number of shares outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Segmented reporting

An operation segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to the transactions with any of the Company’s other components.

The Company has three reportable segments: cannabis operations, analytical testing, and corporate, which is the way the Company reports information to its Board of Directors.

The cannabis operations segment includes the extraction, postprocessing, and white label manufacturing under the standard processing and standard cultivation license issued by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s extraction and post-processing facility in Kelowna, BC and beverage facility in Bolton, Ontario.

The analytical testing segment includes the provision of testing services for cannabis products under an analytical testing license provided by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s laboratory facility located in Kelowna, BC.

The corporate segment includes corporate growth activities, administration, financial and other support to all segments.

Page | 15

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)
Notes to the Consolidated Financial Statements
(All amounts in thousands of Canadian Dollars Except Share Amounts)
For the year ended November 30, 2019

5.	SHORT-TERM INVESTMENTS

	2019 $	2018 $
Shares in Rotogro	313	-
Guaranteed investment certificates	8,500	23,506
	8,813	23,506

Guaranteed investment certificates mature on October 9, 2020 with annual interest rate of 2.00%.

During the year ended November 30, 2019, the Company received the first non-refundable installment under the Rotogro Share Purchase Agreement (“SPA”), comprised of 2,250,000 ordinary shares in Rotogro which were initially valued at $889 and recorded as a reduction in the carrying value of the license (Note 10). The shares in Rotogro were recorded at fair value with any changes in fair value recorded through profit or loss. For the year ended November 30, 2019, the fair value of the Rotogro shares decreased by $576, resulting in an unrealized loss on short-term investments.

6.	RECEIVABLES

	2019 $	2018 $
Trade accounts receivable	34,409	-
GST receivable	273	479
Other receivables	398	1,272
	35,080	1,751

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	2019 $	2018 $
Deposits – raw material inventory	7,010	-
Deposits – leases and extraction equipment	688	687
Prepaid expenses	561	399
Restricted short-term investments	100	-
	8,359	1,086

The restricted short-term investment balance consists of a $100 guaranteed investment certificate maturing on August 20, 2020 and bearing an annual interest rate of 1.00%. This investment is held by the bank as security for a corporate credit card facility.

Page | 16

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Consolidated Financial Statements

(All amounts in thousands of Canadian Dollars Except Share Amounts)

For the year ended November 30, 2019

8.	PROMISSORY NOTE RECEIVABLE

	SoRSE Technology Corporation $	MKV Ventures 1, LLC $	Total $
Balance, November 30, 2017	-	1,891	1,891
Additions	1,000	-	1,000
Interest	7	229	236
Accretion	-	(15)	(15)
Foreign exchange gain	-	79	79
Transfer from receivables	-	30	30
Write off	-	(2,214)	(2,214)
Balance, November 30, 2018	1,007	-	1,007
Interest	51	-	51
Repayment	(1,058)	-	(1,058)
Balance, November 30, 2019	-	-	-

SoRSE Technology Corporation (formerly Tarukino Holdings Inc.)

The Company advanced $1,000 to SoRSE Technology Corporation (formerly Tarukino Holdings Inc.) (“SoRSE”) under a promissory note dated October 26, 2018. The promissory note accrued interest at 7.5% per annum with an original maturity date of March 26, 2019. The Company subsequently entered into two amending agreements with SoRSE on March 26, 2019 and May 25, 2019 to extend the maturity date on the promissory note to May 25, 2019 and August 23, 2019, respectively. As security for the promissory note, the Company and SoRSE entered into a share pledge agreement dated October 26, 2018, under which 2,150,000 shares of the Company issuable to SoRSE under the manufacturing and sales license agreement (Note 12) dated September 21, 2018 will be held in escrow. On August 6, 2019, the Company received full payment of principal and accrued interest on the promissory note and released the remaining 2,150,000 shares held under the share pledge agreement.

MKV Ventures 1 LLC

The Company had a loan receivable secured by a promissory note outstanding to MKV Ventures 1, LLC (“MKV Ventures”), a 100% owned subsidiary of MKHS LLC (“MKHS”). MKHS is a fully licensed, Arizona-based marijuana cultivation, extraction and medicinal dispensary business. MKHS supplies medical marijuana pursuant to the Arizona Medical Marijuana Act, operates two state-licensed “healing center” dispensaries and distributes its own in-house prepared, branded line of edibles, concentrates and extracts.

On January 16, 2017, the Company entered into the loan agreement with MKV Ventures which is secured by a promissory note for the total loan amount of $1,628 (US$1,213). The loan is guaranteed by MKHS and secures repayment of previous advances made by the Company. The loan accrues interest at the rate of 15% per annum effective May 15, 2016. Principal and interest, as well as $30 in cost recoveries for past accrued fees, are payable in equal monthly payments to the Company by MKHS in arrears commencing at the end of the third month following the buildout of a 28,000 square foot Farmtek greenhouse expansion (the “Buildout”), and on the 15th day of each month thereafter over a 5-year term. The agreements entered into on January 16, 2017 supersedes and replaces all previous agreements entered into between the Company and MKHS and settles all outstanding issues between the parties.

The Buildout of the MKHS Ventures project experienced significant delays. The Company estimated the loan to be fully impaired and wrote off the balance outstanding at November 30, 2018.

Page | 17

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Consolidated Financial Statements

(All amounts in thousands of Canadian Dollars Except Share Amounts)

For the year ended November 30, 2019

9.	INVENTORY

	2019 $	2018 $
Dried cannabis and hemp biomass	502	467
Extracted cannabis and hemp oils	6,161	-
Cider finished goods	154	-
Packaging and supplies	354	40
	7,171	507

Inventory expensed to cost of sales during the year ended November 30, 2019 amounted to $15,328 (November 30, 2018 - $nil).

10.	ASSET CLASSIFIED AS HELD FOR SALE

The intangible asset associated with Supra’s Health Canada analytical testing license (the “License”) was presented as an asset held for sale following the receipt by the Company of an offer from Rotogro on October 23, 2018 to acquire the issued and outstanding shares of Supra. Under the terms of the agreement, prior to closing, all assets, liabilities, employees and customers were to be transferred from Supra into Labs, effectively leaving the License in Supra. Upon completion of this transaction, the Company would maintain the existing business of Supra within Labs.

During the year ended November 30, 2019, the Company was advised by Rotogro that they would be unable to close the transaction. The Company did not anticipate being able to sell the asset classified as held for sale to another party. The Company assessed the carrying amount of the intangible asset held for sale and the fair value less cost to sell and recorded an impairment loss on the asset during the year ended November 30, 2019.

	2019 $	2018 $
Opening designation of asset as held for sale (Note 12)	2,636	3,725
Allocation of installments (1)	-	(1,089)
Allocation of finder’s fee	558	-
Impairment loss	(3,194)	-
Carrying amount of asset held for sale	-	2,636

(1) Under the terms of the SPA between the Company and Rotogro, the Company would sell all of the issued and outstanding shares in Supra to Rotogro in exchange for $2,000 in cash and 18,900,000 ordinary shares in Rotogro, to be paid in four installments. The first non-refundable installment was comprised of $200 in cash (received) and 2,250,000 ordinary shares in Rotogro (received) which was valued at $889 and recorded as a reduction in the carrying value of the license. The second installment of $200 in cash and 16,650,000 ordinary shares in Rotogro, of which 14,400,000 ordinary shares in Rotogro were to be held in escrow and the remaining 2,250,000 shares in Rotogro were freely trading, was due on closing the transaction, the third installment of $600 in cash and 5,400,000 ordinary shares in Rotogro to be released from escrow was due on the earlier of twenty one days from Rotogro’s receipt of a processing license or December 31, 2019, and the final installment of $1,000 and 9,000,000 ordinary shares in Rotogro to be released from escrow was due on the earlier of twenty one days from Rotogro’s receipt of a cultivation license or December 31, 2020.

In lieu of a finder’s fee associated with the proposed sale of the License, the Company agreed to transfer a maximum of 4,000,000 ordinary shares in Rotogro upon receipt of Rotogro ordinary shares by the Company, to a consultant pursuant to the terms of the Straight Fire Consulting LLC acquisition (Note 15). During the year ended November 30, 2019, the Company was advised by Rotogro that they would be unable to close the transaction. As a result, the Company is only obligated to transfer the 2,250,000 ordinary shares in Rotogro already received by the Company originally valued at $558. As at November 30, 2019, the Company has yet to transfer the 2,250,000 ordinary shares of Rotogro to Straight Fire Consulting LLC, and as such, this was recorded as a finder’s fee payable in accounts payable and accrued liabilities at the fair value of these shares of $313, with the decrease in fair value of $245 reflected in profit or loss.

Page | 18

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Consolidated Financial Statements

(All amounts in thousands of Canadian Dollars Except Share Amounts)

For the year ended November 30, 2019

11.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Leaseholds	Computer equipment and software	Office furniture and equipment	Lab equipment	Total
	$	$	$	$	$	$	$
Cost
Balance, November 30, 2017	-	-	-	401	61	130	592
Additions	-	-	2,840	48	302	2,594	5,784
Transfers	-	-	1,789	-	-	-	1,789
Disposals	-	-	-	(15)	(1)	-	(16)
Balance, November 30, 2018	-	-	4,629	434	362	2,724	8,149
Additions	3,699	9,028	102	111	425	8,284	21,649
Business acquisition (Note 15)	-	-	116	2	10	475	603
Transfers	-	4,731	(4,731)	-	-	-	-
Disposals	-	-	-	(1)	(6)	(61)	(68)
Balance, November 30, 2019	3,699	13,759	116	546	791	11,422	30,333
Accumulated depreciation
Balance, November 30, 2017	-	-	-	85	15	36	136
Additions	-	-	331	131	95	278	835
Disposals	-	-	-	(11)	-	-	(11)
Balance, November 30, 2018	-	-	331	205	110	314	960
Additions	-	243	205	144	278	2,148	3,018
Transfers	-	536	(536)	-	-	-	-
Disposals	-	-	-	(1)	(1)	(17)	(19)
Balance, November 30, 2019	-	779	-	348	387	2,445	3,959
Carrying value
November 30, 2018	-	-	4,298	229	252	2,410	7,189
November 30, 2019	3,699	12,980	116	198	404	8,977	26,374

During the year ended November 30, 2019, the Company allocated $1,062 of depreciation to cost of sales (November 30, 2018 - $nil).

Page | 19

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Consolidated Financial Statements

(All amounts in thousands of Canadian Dollars Except Share Amounts)

For the year ended November 30, 2019

12.	INTANGIBLE ASSETS

Cost	SoRSE Manufacturing and Sales License $	Supra License $	Customer Relationships $	Micro- Processing License Application $	Brand $	Other $	Total $
Balance, November 30, 2017	-	3,900	-	-	-	-	3,900
Additions	14,266	-	-	-	-	-	14,266
Transfer to held for sale assets (Note 10)	-	(3,900)	-	-	-	-	(3,900)
Balance, November 30, 2018	14,266	-	-	-	-	-	14,266
Additions	-	-	-	-	-	9	9
Business acquisition (Note 15)	-	-	430	2,980	130	-	3,540
Balance, November 30, 2019	14,266	-	430	2,980	130	9	17,815
Accumulated amortization
Balance, November 30, 2017	-	-	-	-	-	-	-
Additions	-	175	-	-	-	-	175
Transfer to held for sale assets (Note 10)	-	(175)	-	-	-	-	(175)
Balance, November 30, 2018	-	-	-	-	-	-	-
Additions	2,854	-	18	-	-	-	2,872
Balance, November 30, 2019	2,854	-	18	-	-	-	2,872
Carrying value
November 30, 2018	14,266	-	-	-	-	-	14,266
November 30, 2019	11,412	-	412	2,980	130	9	14,943

SoRSE Technology Corporation (formerly Tarukino Holdings Inc.)

On September 21, 2018, the Company signed a manufacturing and sales license agreement with SoRSE Technology Corporation (formerly Tarukino Holdings Inc.) (“SoRSE”). Under the agreement, SoRSE granted the Company the exclusive Canadian rights to the production and distribution of its proprietary emulsion technology that transforms cannabis oil and oil-based terpenes into water-compatable forms for use in beverages, edibles, topicals and other consumer products. The agreement also provides the Company with the exclusive rights to produce, sell and distribute in Canada, when and where permitted, SoRSE branded products including Happy Apple™, a cannabis-infused sparkling cider, and Pearl20™, a cannabis infused food and beverage mixer. In exchange for these exclusive Canadian rights, the Company has issued 4,300,000 shares of the Company upon signing the agreement valued at $9,288, 1,000,000 warrants valued at $1,958 that vested based on achieving certain milestones and a decreasing royalty on revenue related to the associated products and technologies over the term of the agreement. The warrants are exercisable at prices ranging from $3.50 to $4.00 per share for a five-year term from the date of issuance. During the year ended November 30, 2018, the Company accrued a fee to a consultant on signing the SoRSE agreement of 1,650,000 common shares of the Company valued at $3,020, which was recorded as obligation to issue shares. These shares have been issued during the year ended November 30, 2019. Subsequent to November 30, 2019, the Company expanded the agreement to include Europe, Australia and Mexico (Note 22).

The Company valued the exclusive Canadian license agreement based on the fair market value of 4,300,000 common shares on the date the license agreement was executed. In addition, the Company utilized the Black Scholes model to estimate the fair value of the 1,000,000 warrants issued under the agreement utilizing the following assumptions: discount rate of 2.33%, volatility of 159%, expected life of 5 years and exercise prices ranging from $3.50 to $4.00.

Page | 20

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Consolidated Financial Statements

(All amounts in thousands of Canadian Dollars Except Share Amounts)

For the year ended November 30, 2019

12.	INTANGIBLE ASSETS-continued

Supra THC Services Inc.

The Company originally acquired all of the issued and outstanding shares of Supra through the issuance of 3,000,000 common shares of the Company valued at $3,900 on April 5, 2017. The Company accounted for the acquisition as a purchase of assets and assumption of liabilities. The transaction did not qualify as a business combination under IFRS 3, Business Combinations. As at the closing date, the only asset held by Supra was the License and therefore, the full purchase price was allocated to the License.

The Company had entered into an agreement to sell the asset to Rotogro, which during the year Rotogro advised the Company that they would be unable to close the transaction (Note 10).

Southern Cliff Brands Inc. (“Pommies”)

On November 7, 2019, the Company entered into an agreement to acquire all of the shares Pommies (Note 15). Of the total intangible assets acquired of $3,540, $430 was attributed to customer relationships of the existing Pommies cider business, $2,980 was attributed to mature micro-processing license application and $130 to Pommies cider brand.

13.	RELATED PARTY TRANSACTIONS

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors and companies with common directors of the Company. The remuneration of the Company’s directors and other key management personnel during the year ended November 30, 2019 and 2018 are as follows:

	2019 $	2018 $
Management fees	807	1,179
Rent	76	261
Wages and salaries	1,289	230
Share-based payments	7,702	2,385
Purchase of equipment	-	293
	9,874	4,348

As at November 30, 2019, accounts payable and accrued liabilities included $21 (November 30, 2018 - $9) payable to directors, officers and companies controlled or related to directors and/or officers. Amounts payable to related parties have no specific terms of repayment, are unsecured and do not bear interest.

As at November 30, 2019, there were $282 (November 30, 2018 - $319) receivables due from related parties in connection with payroll taxes resulting from share-based compensation.

14.	SHARE CAPITAL AND RESERVES

Authorized share capital

The Company is authorized to issue an unlimited number of common and preferred shares with no par value.

Page | 21

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Consolidated Financial Statements

(All amounts in thousands of Canadian Dollars Except Share Amounts)

For the year ended November 30, 2019

14.	SHARE CAPITAL AND RESERVES-continued

Issued shares

Year ended November 30, 2019:

(a)	On April 9, 2019, the Company closed a bought deal financing, pursuant to which the Company issued 14,618,644 units valued at $43,125 which were comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $4.00 per share for a period of twenty-four months from the date of closing, subject to acceleration conditions. In connection with the financing, the Company paid a cash commission of $2,588 and issued 877,119 broker warrants valued at $1,666. Each broker warrant entitles the holder to purchase one unit at a price of $2.95 per unit for a period of twenty-four months from the date of closing, subject to acceleration conditions. Each unit is comprised of one common share and one-half share purchase warrant, with each full warrant exercisable at a price of $4.00 per share until April 9, 2021, subject to certain acceleration conditions. The fair value of the warrants was determined using the Black Scholes model utilizing the following assumptions: discount rate of 1.60%, volatility of 106%, expected life of 2 years and exercise price of

$2.95;

(b)	The Company issued 9,037,252 common shares in connection with the exercise of warrants for gross proceeds of $22,602. As a result of the exercise of warrants, the fair value of the warrants amounting to $6,345 was reclassified from reserves to share capital;

(c)	The Company issued 1,913,439 common shares in connection with the exercise of options for gross proceeds of $1,144. As a result of the exercise of options, the fair value of the options amounting to $3,077 was reclassified from reserves to share capital;

(d)	The Company issued 1,713,000 common shares valued at $3,089 in connection with employment, consulting and board of directors’ compensation agreements resulting in a reduction in the obligation to issue shares of $2,549, an increase in share capital of $3,089 and recognition of management and consulting fees of $540;

(e)	The Company issued 3,800,000 common shares valued at $10,410 in settlement of a consulting agreement resulting in an increase in share capital of $10,410, a reduction in the obligation to issue shares of $4,465 and recognition of contract termination expense of $5,945 (Note 15); and

(f)	The Company issued 1,208,104 common shares valued at $3,524 in connection with the acquisition of Pommies (Note 15).

Year ended November 30, 2018:

(a)	On January 9, 2018, the Company closed the second and final tranche of a non-brokered private placement and issued 1,287,300 units at a price of $1.00 per unit for proceeds of $1,287. Each unit consisted of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.50 until December 27, 2018, subject to acceleration conditions;

(b)	On February 9, 2018, the Company closed a two-tranche non-brokered private placement and issued a total of 8,847,050 shares at a price of $1.40 per share for proceeds of $12,386. In connection with the financing, the Company paid a finder’s fee equal to 8% of the proceeds raised from subscribers introduced by certain finders of which a portion was settled through the issuance of 70,565 common shares valued at $99;

(c)	On September 21, 2018 the Company signed a manufacturing and sales license agreement with SoRSE (Note 12) and issued 4,300,000 shares of the Company on signing the agreement valued at $9,288;

Page | 22

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Consolidated Financial Statements

(All amounts in thousands of Canadian Dollars Except Share Amounts)

For the year ended November 30, 2019

14.	SHARE CAPITAL AND RESERVES-continued

(d)	On October 10, 2018, the Company announced the closing of the $25,000 bought deal financing, pursuant to which the Company issued 12,820,513 units at a price of $1.95 per unit which is comprised of one common share of the Company, valued at $20,513, and one-half share purchase warrant valued at $4,487. Each full share purchase warrant is exercisable at a price of $2.54 per share for a period of twenty-four months from the date of closing, subject to acceleration conditions. In addition, the Company issued 1,130,977 common shares of the Company for gross proceeds of $2,065 and 961,538 share purchase warrants for gross proceeds of $239 as partial exercise of the underwriters’ over-allotment option, with each full warrant exercisable for $2.54 until October 10, 2020, subject to acceleration conditions. In connection with the financing, the Company paid a cash commission equal to 6% of the gross proceeds raised and issued 860,852 warrants valued at $894. Each full warrant entitles the holder to purchase one unit at a price of $1.95 per unit for a period of twenty-four months from the date of closing, subject to acceleration conditions. Each unit is comprised of one common share and one-half share purchase warrant, with each full warrant exercisable at a price of $2.54 per share until October 10, 2020, subject to certain acceleration conditions. The fair value of the warrants was determined using the Black Scholes model utilizing the following assumptions: discount rate of 2.29%, volatility of 150%, expected life of 2 years and exercise prices of $1.95;

(e)	During the year ended November 30, 2018, the Company also issued:

•	735,405 common shares in connection with the exercise of warrants for gross proceeds of $921. The warrants ranged in price from $1.15 to $1.50;

•	2,086,538 common shares in connection with the exercise of options for gross proceeds of $1,925. The options had exercise prices ranging from $0.65 to $1.00. As a result of the exercise of options, the fair value of the options amounting to $1,831 was reclassified from reserves to share capital; and

•	468,000 common shares in connection with consulting services rendered during the year ended November 30, 2018 valued at $622.

Obligation to issue shares

The Company has entered into agreements with officers, employees and consultants, to issue the following shares:

	Number of shares to be issued
	2020	2021	2022	2023	Total
Officers and employees	1,200,000	650,000	600,000	450,000	2,900,000

During the year ended November 30, 2019, share-based payments recorded as obligation to issue shares amounted to $4,974 (November 30, 2018 - $1,298). During the year ended November 30, 2018, $3,020 was recorded as an intangible asset related to a fee payable to a consultant on the SoRSE agreement and $97 was recorded as management and consulting fees.

During the year ended November 30, 2019, $7,013 (November 30, 2018 - $38) was reclassified to share capital.

There were no new commitments entered into by the Company during the year ended November 30, 2019 to issue shares to directors, officer, employees or consultants.

Upon termination of the services, the entitlement to the shares may be forfeited. Any share-based payments previously recognized related to the remaining unvested tranches will be reversed against profit or loss.

Page | 23

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Consolidated Financial Statements

(All amounts in thousands of Canadian Dollars Except Share Amounts)

For the year ended November 30, 2019

14.	SHARE CAPITAL AND RESERVES-continued

Escrow shares

In connection with a reverse takeover transaction (“RTO”) in fiscal 2016, 39,675,000 common shares were placed into escrow with 10% released upon closing of the RTO and 15% released every six months thereafter. As at November 30, 2019, all shares have been released from escrow (November 30, 2018 – 11,902,500 shares held in escrow).

In connection with the acquisition of Pommies (Note 15), 604,052 common shares were placed in escrow subject to indemnity provisions and the achievement of specific milestones outlined in the share purchase agreement.

Warrants

The Company’s warrant transactions are summarized as follows:

	Number	Weighted Average Exercise Price
	of Warrants	$
Balance outstanding, November 30, 2017	3,111,753	1.38
Issued	9,876,297	2.54
Exercised	(735,405)	1.25
Expired	(2,492,348)	1.42
Balance outstanding, November 30, 2018	9,760,297	2.55
Issued	8,814,495	3.82
Exercised	(9,037,252)	2.50
Expired	(548,730)	1.55
Balance outstanding, November 30, 2019	8,988,810	3.91

The following table summarizes the warrants outstanding as at November 30, 2019:

Warrants Outstanding	Warrants Exercisable	Exercise Price $	Expiry Date
7,506,951	7,506,951	4.00	April 9, 2021(1)
481,859	481,859	2.95	April 9, 2021(2)
400,000	400,000	3.50	October 26, 2023
300,000	300,000	3.75	October 26, 2023
300,000	300,000	4.00	October 26, 2023
8,988,810	8,988,810

(1)	The Company is entitled to accelerate the expiry date of these outstanding warrants. The warrants with an exercise price of $4.00 can be accelerated to the date that is 30 days following the date the Company issues a news release announcing that the published closing price of the common shares on the TSX-V has been equal to or greater than $6.00 for any 10 consecutive trading days.
(2)	The broker warrants entitle the holder to purchase one unit at a price of $2.95 per unit, comprised of one common share and one-half share purchase warrant. Each full warrant has an exercise price of $4.00 and can be accelerated to the date that is 30 days following the date the Company issues a news release announcing that the published closing price of the common shares on the TSX-V has been equal to or greater than $6.00 for any 10 consecutive trading days.

Stock options

Under the Company’s stock option plan, options may be granted for up to 10% of the issued and outstanding common shares, as approved by the Company’s Board of Directors. The exercise price of any option may not be less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the TSX-V. The maximum exercise period after the grant of an option is 10 years. When an employee’s service ends, the expiry date of their options is accelerated to 90 days thereafter, or less, depending on the terms of the related option agreement.

Page | 24

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Consolidated Financial Statements

(All amounts in thousands of Canadian Dollars Except Share Amounts)

For the year ended November 30, 2019

14.	SHARE CAPITAL AND RESERVES-continued

The following table summarizes the stock option grants during the year ended November 30, 2019:

Grant date	Exercise price $	Options granted	Vesting terms
May 27, 2019	4.21	750,000	Quarterly over three years
July 15, 2019	4.32	2,500,000	Quarterly over three years
October 15, 2019	2.79	445,000	Quarterly over three years
		3,695,000

The Company’s option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price $
Balance outstanding, November 30, 2017	4,451,667	0.80
Issued	4,327,000	1.94
Exercised	(2,086,538)	0.92
Cancelled	(25,000)	0.30
Expired	(60,000)	3.00
Balance outstanding, November 30, 2018	6,607,129	1.49
Issued	3,695,000	4.11
Exercised(1)	(2,515,850)	1.45
Cancelled	(108,751)	2.82
Expired	(4,166)	1.95
Balance outstanding, November 30, 2019	7,673,362	2.75
Options exercisable, November 30, 2019	2,745,041	1.59

(1)	1,000,000 options with an exercise price of $2.50 where exercised on a cashless basis resulting in the issuance of 397,589 common shares with no cash proceeds being received by the Company.

The following table summarizes the options outstanding as at November 30, 2019:

Options outstanding	Options exercisable	Exercise price $	Expiry date
5,400	5,400	1.25	November 27, 2020
938,462	938,462	0.65	November 30, 2021
600,000	600,000	1.07	July 9, 2023
2,474,500	871,162	1.95	October 13, 2023
750,000	125,000	4.21	May 26, 2024
2,460,000	205,017	4.32	July 15, 2024
445,000	-	2.79	October 14, 2024
7,673,362	2,745,041

Stock-based compensation

For the year ended November 30, 2019, the Company recorded $7,576 (November 30, 2018 - $4,158) in stock-based compensation expense related to stock options, which are measured at fair value at the date of grant and are expensed over the vesting period. The Company used the Black-Scholes option pricing model to establish the fair value of options granted by applying the following weighted average assumptions:

Page | 25

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Consolidated Financial Statements

(All amounts in thousands of Canadian Dollars Except Share Amounts)

For the year ended November 30, 2019

14.	SHARE CAPITAL AND RESERVES-continued

	November 30, 2019	November 30, 2018
Average dividend per share	-	-
Average forecasted volatility	149%	149%
Average risk-free interest rate	1.51%	2.26%
Average expected life	5 years	5 years
Fair value – weighted average of options issued	$3.73	$1.72

15.	BUSINESS ACQUISITIONS

Acquisition of Pommies

On November 8, 2019, the Company entered into an agreement to acquire all of the shares of Pommies (“Agreement”). Pommies is currently a manufacturer of alcoholic beverages operating in Ontario, Canada and was acquired for its mature micro-processing cannabis license application, beverage production capacity, established sales relationships and the Pommies brand. The transaction constituted a business combination under IFRS 3, Business Combinations.

The consideration paid at closing was $5,591, which is comprised of $3,526 cash, working capital adjustment of $23 and 604,052 common shares valued at $2,042. An additional $500 cash and 345,172 common shares valued at $842 were placed into escrow subject to release upon the achievement of certain earn-out milestones relating to receipt of the Health Canada license, Health Canada license amendment to permit sales, production of a target number of revenue earning units and achieving a trailing twelve month EBITDA target. In addition, there were 258,880 common shares, valued at $640, placed in escrow subject to release based on the indemnity provisions of the Agreement.

The following table summarizes the preliminary values of the net assets acquired from Pommies on the acquisition date.

Consideration	Note	Number of Shares	Amount $
Cash paid on closing			3,526
Shares issued on closing	(i)	604,052	2,042
Working capital adjustment			23
Milestone cash	(ii)		500
Milestone shares	(ii)	345,172	842
Indemnity shares	(iii)	258,880	640
Total fair value of consideration			7,573
Net assets acquired
Current assets
Cash			5
Accounts receivable			226
Prepaid expenses and other current assets			15
Inventory			248
Non-current assets
Property, plant and equipment			603
Intangible assets			3,540
Goodwill			4,123
Total assets			8,760
Current liabilities
Accounts payable and accrued liabilities			300
Deferred tax liability			887
Total liabilities			1,187
Total net assets acquired			7,573

(i)	Share price based upon the closing price of the Company’s common shares on TSX-V on November 8, 2019 of $3.38.

Page | 26

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Consolidated Financial Statements

(All amounts in thousands of Canadian Dollars Except Share Amounts)

For the year ended November 30, 2019

15.	BUSINESS ACQUISITIONS-continued

(ii)	Milestone consideration includes $500 in cash and 345,172 common shares valued at $842, which were placed into escrow and subject to release upon the achievement of certain earn-out milestones relating to receipt of the Health Canada license, Health Canada license amendment to permit sales, production of a target number of revenue earning units and achieving a trailing twelve month EBITDA target. The fair value of the milestone shares was determined based on the closing price of the Company’s common shares on TSX-V on November 8, 2019 of $3.38, adjusted for probability of occurrence between 80% to 95% and volatility. Volatility was determined using Black-Scholes calculation with the following assumptions: discount rate of 1.6%, volatility of 36% to 50%, expected life of 0.65 to 2.23 years and dividend yield of 0%.
(iii)	Indemnity shares include 258,880 common shares with a fair value of $640, placed into escrow and subject to release based on indemnity provisions in the Agreement. The fair value of the indemnity shares was determined based on the closing price of the Company’s common shares on TSX-V on November 8, 2019 of $3.38 adjusted for volatility. Volatility was determined using Black-Scholes calculation with the following assumptions: discount rate of 1.6%, volatility of 52%, expected life of 2 years and dividend yield of 0%.

Acquisition of Straight Fire Consulting LLC

On April 23, 2019, the Company entered into an agreement with a consultant to acquire all of the shares of Straight Fire Consulting LLC (“Agreement”), an entity through which the consultant had been providing services to the Company, by issuing 3,800,000 common shares. To the date of the Agreement, the Company recorded an obligation to issue 2,350,000 common shares for services rendered, valued at $4,465. The remaining 1,450,000 shares issued, valued at

$5,945, were attributed to the acquisition of Straight Fire Consulting LLC to facilitate the termination of the consulting agreement and all obligations to the consultant except as noted below.

The acquisition was strictly a result of the consultant’s tax planning strategy, thus reducing the number of shares the Company was required to issue to terminate the consulting agreement. On the date of acquisition, Straight Fire Consulting LLC did not have any assets or liabilities. The Company is in the process of dissolving Straight Fire Consulting LLC.

In lieu of a finder’s fee associated with the proposed sale of the License, the Company agreed to transfer a maximum of 4,000,000 ordinary shares in Rotogro to the consultant upon receipt of Rotogro ordinary shares by the Company pursuant to the SPA (Note 10). During the year ended November 30, 2019, the Company was advised by Rotogro that they would be unable to close the transaction. As a result, the Company is only obligated to transfer the 2,250,000 ordinary shares in Rotogro already received by the Company originally valued at $558, as at April 23, 2019. As at November 30, 2019, the Company has yet to transfer the 2,250,000 ordinary shares of Rotogro to Straight Fire Consulting LLC, and as such, this was recorded in accounts payable and accrued liabilities at the fair value of these shares of $313, with the decrease in fair value of $245 reflected in profit or loss.

The consultant has agreed, as part of this transaction, to terminate the consulting agreement and all further obligations by the Company under the agreement, other than the change of control provisions which provide for an additional 3,000,000 common shares of the Company should a change of control occur within two years of the Agreement.

16.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2019	2018
	$	$
Loss before income taxes	(261)	(15,911)
Expected income tax (recovery) at statutory tax rates	(70)	(4,282)
Change in statutory rates and other	(166)	197
Permanent differences	5,233	2,058
Share issue costs	(776)	(788)
Adjustment to prior year provision versus statutory tax returns	851	(116)
Expiry of non-capital losses	-	1,388
Change in unrecognized deductible temporary differences	1,203	1,544
Income taxes	6,275	1

Page | 27

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Consolidated Financial Statements

(All amounts in thousands of Canadian Dollars Except Share Amounts)

For the year ended November 30, 2019

16.	INCOME TAXES-continued

The significant components of the Company’s unrecognized deferred tax assets and liabilities are as follows:

	2019	2018
	$	$
Deferred tax assets
Share issue costs	1,095	633
Intangible assets	1,053	341
Allowable capital losses	261	299
Property, plant and equipment	741	261
Marketable securities	78	-
Non-capital losses	2,218	2,709
Net unrecognized deferred income tax assets	5,446	4,243

	2019	2018
	$	$
Deferred tax liability
Intangible assets	(1,525)	(529)
Non-capital losses	643	529
Net recognized deferred income tax liabilities	882	-

Significant components of the Company’s temporary differences and unused tax losses that have not been included on the consolidated statement of financial position are as the follows:

	2019		2018
	$	Expiry dates	$
Temporary Differences
Share issue costs	4,056	2040-2043	2,344
Allowable capital losses	967	No expiry date	1,107
Intangible assets	3,900	No expiry date	1,263
Property, plant and equipment	2,748	No expiry date	965
Marketable securities	576	No expiry date	-
Non-capital losses	8,214	2037-2039	11,992

Tax attributes are subject to review, and potential adjustment, by tax authorities.

17.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to maintain operations. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as shareholders’ equity.

The Company has historically relied on the equity markets to fund its activities. Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company currently is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management.

Page | 28

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Consolidated Financial Statements

(All amounts in thousands of Canadian Dollars Except Share Amounts)

For the year ended November 30, 2019

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying values of the financial instruments as at November 30, 2019 are summarized in the following table:

	Amortized Cost $	Financial assets/liabilities designated as FVTPL $	Total $
Assets
Cash	-	49,888	49,888
Restricted short-term investments	-	100	100
Short-term investments	-	8,813	8,813
Receivables	35,080	-	35,080
Liabilities
Accounts payable and accrued liabilities	14,542	313	14,855

Fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company’s financial instruments include cash, restricted short-term investments, short-term investments, receivables, accounts payable and accrued liabilities, and finder’s fee payable.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

a)	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
b)	Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
c)	Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts of receivables and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

The fair values of cash, restricted short-term investments, short-term investments and finder’s fee payable were measured based on Level 1 inputs.

The Company is exposed to varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Interest risk

The Company’s exposure to interest risk only relates to its investment of surplus cash. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At November 30, 2019, the Company had cash, restricted short-term investments, and short-term investments of $58,801. At November 30, 2019, a 1% decrease in interest rates would result in a reduction in interest income by $588 compared to a 1% increase in interest rates which would have an equal but opposite effect.

Page | 29

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Consolidated Financial Statements

(All amounts in thousands of Canadian Dollars Except Share Amounts)

For the year ended November 30, 2019

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT-continued

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, restricted short-term investments, short-term investments and receivables. The Company’s cash, restricted short-term investments, and short-term investments are held through large Canadian financial institutions and no losses have been incurred in relation to these items.

The Company’s receivables are comprised of trade accounts receivable, GST ITC’s, and interest on short-term investments. In addition, the Company has $6,961 in trade accounts receivable outstanding over 60 days at November 30, 2019. The expected loss rate for overdue balances is estimated to be nominal based on subsequent collections, discussions with associated customers and analysis of the credit worthiness of the customer. Of the total invoiced trade receivables at November 30, 2019, the Company has subsequently collected or has trade payables outstanding with the same customers representing 81% of the total balance. Of the Company’s trade receivables outstanding at November 30, 2019, 89% are held with five Health Canada licensed customers of the Company.

The carrying amount of cash, restricted short-term investments, short-term investments and receivables represent the maximum exposure to credit risk, and as at November 30, 2019, this amounted to $93,881.

Economic dependence risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from four Health Canada licensed customers of the Company representing 78% of total revenue in the year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at November 30, 2019, the Company has $58,801 of cash, restricted short-term investments, and short-term investments. The Company is obligated to pay accounts payable and accrued liabilities with a carrying amount of $14,855.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash and accounts payable and accrued liabilities that are denominated in US dollars. As at November 30, 2019, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased net financial assets by approximately $0.5 (November 30, 2018 - $4 decrease in net financial assets). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.

Price risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of raw materials, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Page | 30

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Consolidated Financial Statements

(All amounts in thousands of Canadian Dollars Except Share Amounts)

For the year ended November 30, 2019

19.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions relate to the following:

	2019	2018
	$	$
Equipment accrued through accounts payable	1,527	107
Settlement of subscriptions receivable against accounts payable	-	13
Shares issued to acquire intangible asset	-	9,288
Warrants issued to acquire intangible asset	-	1,958
Obligation to issue shares for finders’ fee relating to acquisition of intangible asset	-	3,020
Settlement of obligation to issue shares	7,014	38
Receivables transferred to promissory note receivable	-	30
Intangible asset reclassified as held for sale	-	3,725
Warrants issued pursuant to bought deal financing	-	4,487
Broker warrants issued pursuant to bought deal financing	1,666	894
Acquisition of 2,250,000 ordinary shares of Rotogro	889	-
Shares issued relating to the acquisition of Pommies	3,524	-
Finder’s fee payable related to asset held for sale	558	-

20.	COMMITMENTS AND CONTINGENCIES

(a)	The Company leases production and office space under operating leases which range in expiration from September 2020 to December 2029. The Company also has other purchase commitments with varying terms. One production facility lease has optional renewal terms that the Company may exercise at its option.

(b)	Future commitments, which include minimum lease payments, and capital and other purchase commitments due in each of the next five reporting years are as follows:

$
2020	35,515
2021	42,396
2022	414
2023	433
2024	452
Thereafter	2,544
81,754

21.	SEGMENTED INFORMATION

The Company has three reportable segments, cannabis operations, analytical testing and corporate, which is the way the Company reports information to its Board of Directors.

Cannabis operations processing segment includes the extraction, post-processing, and white label manufacturing sales transactions under the standard processing and standard cultivation license issued by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s extraction and post-processing facility in Kelowna, BC and beverage facility in Bolton, Ontario.

The analytical testing segment includes the provision of testing services for cannabis products under an analytical testing license provided by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s laboratory facility located in Kelowna, BC.

The corporate segment includes corporate growth activities, administration, financial and other support to other business units.

Page | 31

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

Notes to the Consolidated Financial Statements

(All amounts in thousands of Canadian Dollars Except Share Amounts)

For the year ended November 30, 2019

21.	SEGMENTED INFORMATION-continued

The operating segments for the year ended:

	November 30, 2019				November 30, 2018
	Cannabis Operations $	Analytical Testing $	Corporate $	Total $	Cannabis Operations $	Analytical Testing $	Corporate $	Total $
Revenue	57,795	901	(590)	58,106	-	86	(34)	52
Cost of sales	16,702	413	(360)	16,755	-	33	(1)	32
	41,093	488	(230)	41,351		53	(33)	20
Other operating expenses	13,031	642	19,424	33,097	3,409	590	9,788	13,787
	28,062	(154)	(19,654)	8,254	(3,409)	(537)	(9,821)	(13,767)
Non- operating income (loss)	(6,323)	(3,194)	(5,273)	(14,790)	(173)	(15)	(1,956)	(2,144)
Net income (loss)	21,739	(3,348)	(24,927)	(6,536)	(3,582)	(551)	(11,779)	(15,912)
Total assets	50,652	1,365	102,734	154,751	8,162	3,414	42,098	53,674
Total liabilities	18,718	78	3,221	22,017	235	25	701	961

22.	SUBSEQUENT EVENTS

Subsequent to the year ended November 30, 2019, the Company:

a)	Issued 175,424 common shares and 87,712 warrants exercisable at a price of $4.00 per common share in connection with the exercise of broker warrants for gross proceeds of $518.

b)	Issued 300,000 common shares to settle obligations to issue shares to officers and employees.

c)	Entered into an expanded agreement with SoRSE, granting the Company the exclusive licence to use the proprietary emulsion technology that transforms cannabis oil and oil-based terpenes into water-compatible forms for use in beverages, edibles, topicals and other consumer products in Canada, Europe, Australia and Mexico during the initial 5-year term, with a 2-year renewal of exclusivity based on achieving certain performance milestones. The consideration at closing was US$10,000, which is comprised of US$6,000 in cash (paid) and US$4,000 to be issued in common shares of the Company, based on the 10-day volume weighted average price of the Company’s common shares on TSX-V. As part of the Agreement, Valens will transfer to SoRSE royalty payments calculated as a percentage of sales and these payments will be subject to an annual minimum of $2 million over the 5-year term.

d)	Terminated its joint venture agreement to create the Farms facility with Kosha Projects Inc. (“Kosha”), a company in which Ashley McGrath, a director of the Company, has a 50% interest. The final settlement in the amount of

$931 was paid by the Company to Kosha.

e)	Received approval from the TSX-V to commence a Normal Course Issuer Bid (“NCIB”), which allows the Company to repurchase, at its discretion, up to 6,275,204 common shares in the open market or as otherwise permitted by the TSX-V subject to the normal terms and limitations of such bids. Common shares purchased by the Company will be cancelled. The program commenced on December 19, 2019 and will terminate on December 18, 2020, or such earlier date as the Company completes its purchases pursuant to the notice of intention.

Page | 32